TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

EL NINO VENTURES TO DRILL IRISH LICENCES

February 11, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to report that it has recently been granted two additional  Prospecting Licences within the Republic of Ireland.  The Company now holds a total of thirteen Prospecting Licences overlying more than 450 square kilometres of the Central Carboniferous Limestone Basin.

Ireland’s Lower Carboniferous limestones host important, very good grade, zinc and lead mineralization including the three mines currently in operation. These mines contribute a substantial proportion of Western Europe’s zinc and lead concentrate requirements.

El Nino has recently received a report from CSA Group Ltd, the Company’s Irish geological consultants, recommending an initial 4400m diamond drill program targeting coincident stratigraphic / structural targets on several of the licences.

The Company is now in the process of finalizing drill collar locations and is negotiating a drill contract with the objective of commencing drilling on or before May.

El Nino President Jean Luc Roy said “We are pleased with our landholding position in this highly prospective base metal area and look forward to our initial drill program, designed to test very specific targets on these licences”.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.